Sub-Item 77M:  Mergers

On March 3, 2013, the Board of Trustees of Aquila Three
Peaks Opportunity Growth Fund (the Predecessor Trust), including all of the Independent Trustees, and the Board of Trustees of the Registrant, including all of the Independent Trustees, unanimously voted to approve the reorganization of Aquila Three Peaks Opportunity Growth
Fund (the Predecessor Fund), a series of the Predecessor
Trust, with and into Aquila Three Peaks Opportunity Growth
Fund (the Successor Fund), a series of the Registrant.
The reorganization was approved by shareholders of the Predecessor Fund on September 17, 2013. In the reorganization, the Successor Fund acquired all of the assets of the Predecessor Fund and assumed all of the liabilities of the Predecessor Fund in exchange for Class A, Class C, Class I and Class Y shares of the
Successor Fund.  The Predecessor Fund distributed the
Successor Fund shares to its shareholders and was then liquidated. The Agreement and Plan of Reorganization relating to the reorganization is filed herewith as an exhibit to Sub-Item 77Q1(g).